Exhibit 99.2

Staybridge Suites, Houston, TX.
Operator: InterContinental Hotels Group.
Guest Rooms: 93.

Hospitality Properties Trust
Fourth Quarter 2013
Supplemental Operating and Financial Data
All amounts in this report are unaudited.



HPT
LISTED
NYSE®

TABLE OF CONTENTS

PAGE/EXHIBIT



WARNING CONCERNING FORWARD LOOKING STATEMENTS



THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR HOTEL MANAGERS' OR TENANTS' ABILITIES TO PAY THE CONTRACTUAL AMOUNTS OF RETURNS OR RENTS DUE TO US,

- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

- THE ABILITY OF TRAVELCENTERS OF AMERICA LLC, OR TA, TO PAY CURRENT AND DEFERRED RENT AMOUNTS DUE TO US,

- THE SUCCESS OF OUR REBRANDED HOTELS,

- OUR ABILITY TO RETAIN QUALIFIED MANAGERS AND TENANTS FOR OUR HOTELS AND TRAVEL CENTERS ON SATISFACTORY TERMS,

- OUR MANAGERS' AND TENANTS' ABILITY TO SUCCESSFULLY COMPETE IN THE HOTEL AND TRAVEL CENTER INDUSTRIES AND OPERATE OUR PROPERTIES,

- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

- OUR INTENT TO REFURBISH OR MAKE IMPROVEMENTS TO CERTAIN OF OUR PROPERTIES,

- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

- OUR ABILITY TO MAKE ACQUISITIONS OF PROPERTIES AND OTHER INVESTMENTS, AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA, AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR MANAGERS AND TENANTS,

- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS AFFECTING THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

- COMPETITION WITHIN THE REAL ESTATE, HOTEL AND TRAVEL CENTER INDUSTRIES, PARTICULARLY IN THE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MAN-MADE OR NATURAL DISASTERS BEYOND OUR CONTROL, AND

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, TA, SONESTA INTERNATIONAL HOTELS CORPORATION, OR SONESTA, AND REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES.



FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON AND PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,

- THE SECURITY DEPOSITS WHICH WE HOLD ARE NOT IN SEGREGATED CASH ACCOUNTS OR OTHERWISE SEPARATE FROM OUR OTHER ASSETS AND LIABILITIES. ACCORDINGLY, WHEN WE RECORD INCOME BY REDUCING OUR SECURITY DEPOSIT LIABILITIES, WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT. BECAUSE WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT AND BECAUSE THE AMOUNT OF THE SECURITY DEPOSITS AVAILABLE FOR FUTURE USE IS REDUCED AS WE APPLY SECURITY DEPOSITS TO COVER PAYMENT SHORTFALLS, THE FAILURE OF OUR TENANTS OR MANAGERS TO PAY MINIMUM RETURNS OR RENTS DUE TO US MAY REDUCE OUR CASH FLOWS AND OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS,

- WE EXPECT THAT, WHILE THE SECURITY DEPOSIT FOR OUR MARRIOTT NO. 234 AGREEMENT IS EXHAUSTED, MARRIOTT INTERNATIONAL, INC., OR MARRIOTT, WILL PAY US UP TO 90% OF OUR MINIMUM RETURNS UNDER A LIMITED GUARANTY. THIS STATEMENT IMPLIES THAT MARRIOTT WILL FULFILL ITS OBLIGATION UNDER THIS GUARANTY, AND THAT SHORTFALLS WILL NOT EXCEED THE GUARANTY CAP. FURTHER, THIS GUARANTY EXPIRES ON DECEMBER 31, 2019. WE CAN PROVIDE NO ASSURANCE WITH REGARD TO MARRIOTT'S FUTURE ACTIONS OR THE FUTURE PERFORMANCE OF OUR MARRIOTT HOTELS,

- WE EXPECT THAT INTERCONTINENTAL HOTELS GROUP, PLC, OR INTERCONTINENTAL, WILL CONTINUE TO PAY US THE MINIMUM RETURNS INCLUDED IN OUR MANAGEMENT AGREEMENT WITH INTERCONTINENTAL AND THAT WE WILL UTILIZE THE SECURITY DEPOSIT WE HOLD FOR ANY PAYMENT SHORTFALLS. HOWEVER, THE SECURITY DEPOSIT WE HOLD FOR INTERCONTINENTAL'S OBLIGATIONS TO US IS FOR A LIMITED AMOUNT AND WE CAN PROVIDE NO ASSURANCE THAT THE SECURITY DEPOSIT WILL BE ADEQUATE TO COVER FUTURE PAYMENT SHORTFALLS FROM OUR INTERCONTINENTAL HOTELS,

- WYNDHAM HOTEL GROUP, OR WYNDHAM, HAS AGREED TO PARTIALLY GUARANTEE ANNUAL MINIMUM RETURNS PAYABLE TO US BY WYNDHAM. WYNDHAM'S GUARANTEE IS LIMITED BY TIME TO ANNUAL MINIMUM RETURN PAYMENTS DUE THROUGH 2020, AND AS OF DECEMBER 31, 2013, IT IS LIMITED TO NET PAYMENTS FROM WYNDHAM OF $35.7 MILLION (OF WHICH, $14.2 MILLION REMAINED) AND IS SUBJECT TO AN ANNUAL PAYMENT LIMIT OF $17.8 MILLION. ACCORDINGLY, THERE IS NO ASSURANCE THAT WE WILL RECEIVE THE ANNUAL MINIMUM RETURNS DUE FROM WYNDHAM DURING THE TERM OF OUR WYNDHAM AGREEMENT,

- THE ANNUAL RENT DUE TO US UNDER OUR LEASE WITH A SUBSIDIARY OF MORGANS HOTEL GROUP, OR MORGANS, IS $6.0 MILLION AND IS SUBJECT TO FUTURE INCREASES. WE CAN PROVIDE NO ASSURANCES THAT MORGANS WILL FULFILL ITS OBLIGATIONS UNDER THIS LEASE OR WITH REGARD TO THE FUTURE PERFORMANCE OF THE HOTEL WE LEASE TO MORGANS,

- WE HAVE RECENTLY REBRANDED CERTAIN HOTELS AND ARE CONTINUING TO RENOVATE THESE HOTELS. THE COST OF CAPITAL PROJECTS ASSOCIATED WITH SUCH RENOVATIONS MAY BE GREATER THAN WE NOW ANTICIPATE. WHILE THE CAPITAL PROJECTS WILL CAUSE OUR CONTRACTUAL MINIMUM RETURNS TO INCREASE, THE HOTELS' OPERATING RESULTS MAY NOT INCREASE OR MAY NOT INCREASE TO THE EXTENT THAT THE MINIMUM RETURNS INCREASE. ACCORDINGLY, COVERAGE OF OUR MINIMUM RETURNS AT THESE HOTELS MAY REMAIN DEPRESSED FOR AN EXTENDED PERIOD,

- WE HAVE NO GUARANTEE OR SECURITY DEPOSIT FOR THE MINIMUM RETURNS DUE TO US FROM SONESTA OR UNDER OUR MANAGEMENT AGREEMENT WITH MARRIOTT FOR 53 HOTELS, WHICH WE REFER TO AS OUR MARRIOTT NO. 1 AGREEMENT. ACCORDINGLY, THE FUTURE RETURNS WE RECEIVE FROM HOTELS MANAGED BY SONESTA OR MANAGED BY MARRIOTT UNDER OUR MARRIOTT NO. 1 AGREEMENT ARE ENTIRELY DEPENDENT UPON THE FINANCIAL RESULTS OF THOSE HOTEL OPERATIONS,

- OTHER SECURITY DEPOSITS AND GUARANTEES REFERENCED HEREIN ARE ALSO LIMITED IN DURATION AND AMOUNT AND GUARANTEES ARE SUBJECT TO THE GUARANTORS' ABILITY AND WILLINGNESS TO PAY,

- THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA STATES THERE ARE ONGOING DISCUSSIONS AMONG THE VIRGINIA DEPARTMENT OF TRANSPORTATION, OR THE VDOT, TA AND US REGARDING AN EMINENT DOMAIN PROCEEDING FOR ONE TRAVEL CENTER AND THE AMOUNT OF COMPENSATION TO BE PAID FOR THE TAKING. THERE CAN BE NO ASSURANCE CONCERNING THE AMOUNT OF COMPENSATION PAYABLE TO US OR TA AS A RESULT OF THE TAKING OR WHAT THE FINAL REDUCTION OF RENT PAYABLE TO US BY TA WILL BE AS A RESULT OF THIS TAKING,



FORWARD LOOKING STATEMENTS (continued)

- HOTEL ROOM DEMAND AND TRUCKING ACTIVITY ARE OFTEN REFLECTIONS OF THE GENERAL ECONOMIC ACTIVITY IN THE COUNTRY. IF ECONOMIC ACTIVITY IN THE COUNTRY DECLINES, HOTEL ROOM DEMAND AND TRUCKING ACTIVITY MAY DECLINE AND THE OPERATING RESULTS OF OUR HOTELS AND TRAVEL CENTERS MAY DECLINE, THE FINANCIAL RESULTS OF OUR HOTEL MANAGERS AND OUR TENANTS, INCLUDING TA, MAY SUFFER AND THESE MANAGERS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, CONTINUED DEPRESSED OPERATING RESULTS FROM OUR PROPERTIES FOR EXTENDED PERIODS MAY RESULT IN THE OPERATORS OF SOME OR ALL OF OUR HOTELS AND TRAVEL CENTERS BECOMING UNABLE OR UNWILLING TO MEET THEIR OBLIGATIONS OR THEIR GUARANTEES AND SECURITY DEPOSITS MAY BE EXHAUSTED,

- SINCE ITS FORMATION, TA HAS NOT PRODUCED CONSISTENT OPERATING PROFITS. IF THE CURRENT LEVEL OF COMMERCIAL ACTIVITY IN THE COUNTRY DECLINES, IF THE PRICE OF DIESEL FUEL INCREASES SIGNIFICANTLY, IF FUEL CONSERVATION MEASURES ARE INCREASED, IF FREIGHT BUSINESS IS DIRECTED AWAY FROM TRUCKING, IF TA IS UNABLE TO EFFECTIVELY COMPETE OR OPERATE ITS BUSINESS OR FOR VARIOUS OTHER REASONS, TA MAY BECOME UNABLE TO PAY CURRENT AND DEFERRED RENTS DUE TO US,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES THAT GENERATE RETURNS OR LEASE THEM FOR RENTS WHICH EXCEED OUR OPERATING AND CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,

- CONTINGENCIES IN OUR PENDING AND FUTURE HOTEL ACQUISITION AND SALE AGREEMENTS MAY CAUSE OUR ACQUISITIONS OR SALES NOT TO OCCUR OR TO BE DELAYED OR THE TERMS TO BE CHANGED,

- THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA STATES THAT, AT DECEMBER 31, 2013, WE HAD $22.5 MILLION OF CASH AND CASH EQUIVALENTS, THAT THERE WAS $750.0 MILLION AVAILABLE UNDER OUR $750.0 MILLION UNSECURED REVOLVING CREDIT FACILITY AND THAT WE HAD SECURITY DEPOSITS AND GUARANTEES COVERING SOME OF OUR MINIMUM RETURNS AND RENTS. THESE STATEMENTS MAY IMPLY THAT WE HAVE ABUNDANT WORKING CAPITAL AND LIQUIDITY. HOWEVER, OUR MANAGERS AND TENANTS MAY NOT BE ABLE TO FUND MINIMUM RETURNS AND RENTS DUE TO US FROM OPERATING OUR PROPERTIES OR FROM OTHER RESOURCES; IN THE PAST AND CURRENTLY CERTAIN OF OUR TENANTS AND HOTEL MANAGERS HAVE IN FACT NOT BEEN ABLE TO PAY THE MINIMUM AMOUNTS DUE TO US FROM THEIR OPERATIONS OF OUR LEASED OR MANAGED PROPERTIES. ALSO, THE SECURITY DEPOSITS AND GUARANTEES WE HAVE TO COVER ANY SUCH SHORTFALLS ARE LIMITED IN AMOUNT AND DURATION, AND ANY SECURITY DEPOSITS WE APPLY FOR SUCH SHORTFALLS DO NOT RESULT IN ADDITIONAL CASH FLOW TO US AS WE ALREADY HOLD THOSE FUNDS. FURTHER, OUR PROPERTIES REQUIRE, AND WE HAVE AGREED TO PROVIDE, SIGNIFICANT FUNDING FOR CAPITAL IMPROVEMENTS, RENOVATIONS, REBRANDING AND OTHER MATTERS. ACCORDINGLY, WE MAY NOT HAVE SUFFICIENT WORKING CAPITAL OR LIQUIDITY,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,

- THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA STATES THAT WE MAY EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY SUBJECT TO MEETING CERTAIN CONDITIONS AND PAYMENT OF A FEE. WE CAN PROVIDE NO ASSURANCE THAT THE APPLICABLE CONDITIONS WILL BE MET.

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN AGREEMENT WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH THIS AGREEMENT,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR, AND

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH TA, RMR, SONESTA, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' REVENUES OR EXPENSES, CHANGES IN OUR MANAGERS' OR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR HOTEL ROOMS OR FUEL, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

CORPORATE INFORMATION









Marriott Hotel, Lihue-Kauai, HI.
Operator: Marriott International.
Guest Rooms: 356.



COMPANY PROFILE

The Company:

Hospitality Properties Trust, or HPT, we, our, or us, is a real estate investment trust, or REIT. As of December 31, 2013, we owned 291 hotels and owned or leased 185 travel centers located in 44 states, Puerto Rico and Canada. Our properties are operated by other companies under long term management or lease agreements. We have been investment grade rated since 1998 and we are currently included in a number of financial indices, including the S&P MidCap 400 Index, the Russell 1000 Index, the MSCI U.S. REIT Index, the FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

HPT is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of December 31, 2013, RMR managed a large portfolio of publicly owned real estate, including approximately 1,200 properties, located in 47 states, Washington DC, Puerto Rico, Ontario, Canada and Australia. RMR has approximately 850 employees in its headquarters and regional offices located throughout the U.S. In addition to managing HPT, RMR also manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office properties, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S., and Select Income REIT, or SIR, a publicly traded REIT that primarily owns and invests in net leased, single tenant office and industrial properties and leased lands in Hawaii. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a senior living and healthcare services company which is a tenant of SNH and which manages certain of SNH's senior living communities, and to TravelCenters of America LLC, or TA, a publicly traded operator of travel centers, which is our largest tenant. An affiliate of RMR, Sonesta International Hotels Corporation, or Sonesta, is one of our hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $23 billion as of December 31, 2013. We believe that being managed by RMR is a competitive advantage for HPT because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to HPT at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

(t) (617) 964-8389
(f) (617) 969-5730

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- HPT
Preferred Shares Series D -- HPT PD

Senior Unsecured Debt Ratings:

Standard & Poor's -- BBB-
Moody's -- Baa2



Operating Statistics by Operating Agreement (as of 12/31/13) (dollars in thousands):

Operating Agreement [1]	Number of Properties	Number of Rooms/ Suites	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent	Coverage [2]		RevPAR Change [3]	
					Q4	LTM	Q4	LTM
Marriott (no. 1)	53	7,610	$ 67,535	10%	0.85x	1.06x	2.3%	3.8%
Marriott (no. 234)	68	9,120	105,793	16%	0.81x	0.91x	7.3%	9.1%
Marriott (no. 5)	1	356	9,902	1%	0.08x	0.38x	1.0%	1.8%
Subtotal / Average Marriott	122	17,086	183,230	27%	0.79x	0.94x	4.9%	6.3%
InterContinental	91	13,515	139,498	21%	0.95x	1.01x	17.0%	17.2%
Sonesta	22	4,610	58,647	9%	0.34x	0.36x	-0.6%	-4.1%
Wyndham	22	3,579	25,531	4%	0.34x	0.41x	-4.8%	-7.5%
Hyatt	22	2,724	22,037	3%	0.76x	0.86x	2.4%	3.1%
Carlson	11	2,090	12,920	2%	0.63x	0.84x	6.7%	6.3%
Morgans	1	372	5,956	1%	0.72x	0.95x	11.7%	13.9%
Subtotal / Average Hotels	291	43,976	447,819	67%	0.75x	0.85x	7.1%	7.1%
TA (no. 1) [4]	145	N/A	160,922	24%	1.79x [5]	1.59x [5]	-	-
TA (no. 2)	40	N/A	60,777	9%	1.69x [5]	1.55x [5]	-	-
Subtotal TA	185	N/A	221,699	33%	1.76x [5]	1.58x [5]	-	-
Total / Average	476	43,976	$ 669,518	100%			7.1%	7.1%

(1) See pages 26 through 28 for additional information regarding each of our operating agreements.

(2) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta and Wyndham agreements include data for periods prior to our ownership for certain hotels.

(3) RevPAR is defined as hotel room revenue per day per available room. RevPAR change is the RevPAR percentage change in the periods ended December 31, 2013 over the comparable year earlier periods. RevPAR amounts for our Sonesta and Wyndham agreements include data for periods prior to our ownership of certain hotels.

(4) Includes a travel center previously owned by us and leased to TA that was taken by eminent domain proceedings in August 2013. We are currently leasing this travel center from the VDOT and subleasing it to TA through August 31, 2014. See page 28 for additional information regarding this travel center.

(5) Represents data for the three and twelve months ended September 30, 2013. Data for the periods ended December 31, 2013 is currently not available from our tenant TA.

INVESTOR INFORMATION



Board of Trustees

Bruce M. Gans, M.D.
Independent Trustee

John L. Harrington
Independent Trustee

William A. Lamkin
Independent Trustee

Adam D. Portnoy
Managing Trustee

Barry M. Portnoy
Managing Trustee

Senior Management

John G. Murray
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Ethan S. Bornstein
Senior Vice President

Contact Information

Investor Relations
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730
(email) info@hptreit.com
(website) www.hptreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 964-8389
or mkleifges@reitmr.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President of Investor Relations, at
(617) 796-8232 or tbonang@hptreit.com, or Katie Strohacker, Director,
Investor Relations, at (617) 796-8232, or
kstrohacker@hptreit.com



RESEARCH COVERAGE

Equity Research Coverage

Baird
David Loeb
(414) 765-7063
dloeb@rwbaird.com

BMO Capital Markets
Mark Lutenski
(212) 885-4197
mark.lutenski@bmo.com

Craig-Hallum Capital Group
Bryan Maher
(612) 334-6376
Bryan.Maher@craig-hallum.com

JMP Securities
Whitney Stevenson
(415) 835-8948
wstevenson@jmpsecurities.com

MLV & Co.
Ryan Meliker
(212) 542-5872
rmeliker@mlvco.com

RBC
Wes Golladay
(440) 715-2650
wes.golladay@rbccm.com

Stifel Nicolaus
Rod Petrik
(410) 454-4131
rpetrik@stifel.com

Wells Fargo Securities
Jeffrey Donnelly
(617) 603-4262
jeff.donnelly@wellsfargo.com

Debt Research Coverage

Credit Suisse
John Giordano
(212) 538-4935
john.giordano@credit-suisse.com

Wells Fargo Securities
Thierry Perrein
(704) 715-8455
thierry.perrein@wellsfargo.com

Rating Agencies

Moody's Investors Service
Griselda Bisono
(212) 553-4985
griselda.bisono@moodys.com

Standard & Poor's
James Sung
(212) 438-2115
james.sung@standardandpoors.com

HPT is followed by the analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding HPT's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of HPT or its management. HPT does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



Sonesta Resort, Hilton Head, SC.
Operator: Sonesta International Hotels Corporation.
Guest Rooms: 340.

KEY FINANCIAL DATA

(amounts in thousands, except per share data)



	As of and For the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Shares Outstanding:					
Common shares outstanding (at end of period)	149,606	139,832	139,747	139,737	123,637
Weighted average common shares outstanding - basic and diluted [1]	145,038	139,764	139,743	125,426	123,637
Common Share Data:					
Price at end of period	$ 27.03	$ 28.30	$ 26.28	$ 27.44	$ 23.42
High during period	$ 30.54	$ 29.70	$ 32.64	$ 27.50	$ 24.39
Low during period	$ 25.88	$ 25.52	$ 23.75	$ 23.66	$ 21.13
Annualized dividends paid per share during the period [2]	$ 1.92	$ 1.88	$ 1.88	$ 1.88	$ 1.88
Annualized dividend yield (at end of period)	7.1%	6.6%	7.2%	6.9%	8.0%
Annualized Normalized FFO multiple (at end of period) [3]	9.5x	9.3x	8.5x	9.3x	7.7x
Selected Balance Sheet Data:					
Total assets	$ 5,967,544	$ 5,901,965	$ 6,039,874	$ 5,659,230	$ 5,635,461
Total liabilities	$ 2,880,689	$ 3,042,466	$ 2,963,587	$ 2,558,247	$ 2,901,663
Gross book value of real estate	$ 7,417,365	$ 7,326,092	$ 7,199,928	$ 6,951,911	$ 6,899,109
Total debt / gross book value of real estate	36.5%	39.5%	38.8%	34.7%	39.5%
Market Capitalization:					
Total debt (book value)	$ 2,704,005	$ 2,896,505	$ 2,793,004	$ 2,412,850	$ 2,722,358
Plus: market value of preferred shares (at end of period)	268,308	287,564	465,171	482,238	477,534
Plus: market value of common shares (at end of period)	4,043,850	3,957,246	3,672,551	3,834,383	2,895,579
Total market capitalization	$ 7,016,163	$ 7,141,315	$ 6,930,726	$ 6,729,471	$ 6,095,471
Total debt / total market capitalization	38.5%	40.6%	40.3%	35.9%	44.7%
Book Capitalization:					
Total debt	$ 2,704,005	$ 2,896,505	$ 2,793,004	$ 2,412,850	$ 2,722,358
Plus: total shareholders' equity	3,086,855	2,859,399	3,076,287	3,100,983	2,733,798
Total book capitalization	$ 5,790,860	$ 5,755,904	$ 5,869,291	$ 5,513,833	$ 5,456,156
Total debt / total book capitalization	46.7%	50.3%	47.6%	43.8%	49.9%

(1)   We had no outstanding dilutive common share equivalents during the periods presented.

(2)   On January 3, 2014, we declared a quarterly dividend of $0.48 per share ($1.92 per year) which we paid on February 21, 2014 to holders of record on January 13, 2014.

(3)   See Exhibit B for the calculation of FFO and Normalized FFO, and a reconciliation of net income available for common shareholders determined in accordance with U.S. generally accepted accounting principles, or GAAP, to those amounts.

KEY FINANCIAL DATA
(dollars in thousands, except per share data)



	As of and For the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Selected Income Statement Data:					
Total revenues	$ 384,792	$ 412,275	$ 412,322	$ 354,466	$ 322,311
Adjusted EBITDA [1]	$ 145,727	$ 149,865	$ 152,672	$ 136,378	$ 134,113
Net income available for common shareholders	$ 27,586	$ 16,741	$ 37,256	$ 19,409	$ 18,534
Normalized FFO available for common shareholders [2]	$ 103,330	$ 105,807	$ 108,643	$ 92,575	$ 93,861
Common distributions paid [3]	$ 71,811	$ 65,721	$ 65,681	$ 65,676	$ 58,110
Per Share Data:					
Net income available for common shareholders	$ 0.19	$ 0.12	$ 0.27	$ 0.15	$ 0.15
Normalized FFO available for common shareholders [2]	$ 0.71	$ 0.76	$ 0.78	$ 0.74	$ 0.76
Common distributions paid	$ 0.48	$ 0.47	$ 0.47	$ 0.47	$ 0.47
Normalized FFO payout ratio [2]	67.4%	62.1%	60.5%	63.7%	61.9%
Coverage Ratios:					
Adjusted EBITDA [1] / interest expense	3.9x	3.9x	4.4x	3.9x	3.9x
Adjusted EBITDA [1] / interest expense and preferred distributions	3.4x	3.5x	3.5x	3.2x	3.2x
Total debt / Annualized Adjusted EBITDA [1]	4.6x	4.8x	4.6x	4.4x	5.1x

(1) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts.

(2) See Exhibit B for the calculation of FFO and Normalized FFO, and a reconciliation of net income available for common shareholders determined in accordance with GAAP to those amounts.

(3) On January 3, 2014, we declared a quarterly dividend of $0.48 per share ($1.92 per year) which we paid on February 21, 2014 to holders of record on January 13, 2014.

CONSOLIDATED BALANCE SHEETS
(dollar amounts in thousands, except per share data)



	As of December 31, 2013	As of December 31, 2012
ASSETS		
Real estate properties, at cost		
Land	$ 1,470,513	$ 1,453,399
Buildings, improvements and equipment	5,946,852	5,445,710
	7,417,365	6,899,109
Accumulated depreciation	(1,757,151)	(1,551,160)
	5,660,214	5,347,949
Cash and cash equivalents	22,500	20,049
Restricted cash (FF&E reserve escrow)	30,873	40,744
Due from related persons	38,064	34,244
Other assets, net	215,893	192,475
	$ 5,967,544	$ 5,635,461
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ -	$ 320,000
Unsecured term loan	400,000	400,000
Senior notes, net of discounts	2,295,527	1,993,880
Convertible senior notes, net of discounts	8,478	8,478
Security deposits	27,876	26,577
Accounts payable and other liabilities	130,448	132,032
Due to related persons	13,194	14,032
Dividends payable	5,166	6,664
Total liabilities	2,880,689	2,901,663
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest; no par value;		
100,000,000 shares authorized:		
Series C preferred shares; 7% cumulative redeemable; zero and 6,700,000 shares issued and outstanding, respectively, aggregate liquidation preference of zero and $167,500, respectively	-	161,873
Series D preferred shares; 7 1/8% cumulative redeemable; 11,600,000 shares issued and outstanding, aggregate liquidation preference of $290,000	280,107	280,107
Common shares of beneficial interest, $.01 par value;		
200,000,000 shares authorized; 149,606,024 and 123,637,424 shares issued and outstanding, respectively	1,496	1,236
Additional paid in capital	4,109,600	3,458,144
Cumulative net income	2,518,054	2,384,876
Cumulative other comprehensive income	15,952	2,770
Cumulative preferred distributions	(279,985)	(253,426)
Cumulative common distributions	(3,558,369)	(3,301,782)
Total shareholders' equity	3,086,855	2,733,798
	$ 5,967,544	$ 5,635,461



CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2013	2012	2013	2012
Revenues:				
Hotel operating revenues [1]	$ 320,533	$ 238,957	$ 1,310,969	$ 980,732
Minimum rent [1]	62,965	75,153	249,764	296,016
Percentage rent [2]	2,102	4,338	2,102	4,338
FF&E reserve income [3]	(808)	3,863	1,020	15,896
Total revenues	384,792	322,311	1,563,855	1,296,982
Expenses:				
Hotel operating expenses [1]	224,527	173,133	929,581	700,939
Depreciation and amortization	77,397	68,625	299,323	260,831
General and administrative	12,931	11,699	50,087	44,032
Acquisition related costs [4]	93	2,525	3,273	4,173
Loss on asset impairment [5]	-	7,658	8,008	8,547
Total expenses	314,948	263,640	1,290,272	1,018,522
Operating income	69,844	58,671	273,583	278,460
Interest income	24	35	121	268
Interest expense (including amortization of deferred financing costs and debt discounts of $1,584, $1,530, $6,204 and $6,179, respectively	(37,766)	(34,451)	(145,954)	(136,111)
Gain on sale of real estate [6]	-	-	-	10,602
Income before income taxes and equity in earnings of an investee	32,102	24,255	127,750	153,219
Income tax benefit (expense) [7]	535	2,296	5,094	(1,612)
Equity in earnings of an investee	115	80	334	316
Net income	32,752	26,631	133,178	151,923
Excess of liquidation preference over carrying value of preferred shares redeemed [8]	-	-	(5,627)	(7,984)
Preferred distributions	(5,166)	(8,097)	(26,559)	(40,145)
Net income available for common shareholders	$ 27,586	$ 18,534	$ 100,992	$ 103,794
Weighted average common shares outstanding	145,038	123,637	137,553	123,574
Basic and diluted net income available for common shareholders per common share	$ 0.19	$ 0.15	$ 0.73	$ 0.84

See Notes to Consolidated Statements of Income on page 16.

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

(dollar amounts in thousands, except per share data)



(1) At December 31, 2013, we owned 291 hotels; 288 of these hotels are leased by us to our taxable REIT subsidiaries, or TRSs, and managed by hotel operating companies and three hotels are leased to hotel operating companies. At December 31, 2013, we also owned 184 travel centers and leased one travel center from a third party through August 31, 2014; all 185 of these travel centers are leased to a travel center operating company under two lease agreements. Our Consolidated Statements of Income include hotel operating revenues and expenses of managed hotels and rental income from our leased hotels and travel centers. Certain of our managed hotels had net operating results that were, in the aggregate, $24,748 and $30,282, less than the minimum returns due to us in the three months ended December 31, 2013 and 2012, respectively, and $65,623 and $76,978 less than the minimum returns due to us in the year ended December 31, 2013 and 2012, respectively. When the managers of these hotels fund the shortfalls under the terms of our operating agreements or their guarantees, we reflect such fundings (including security deposit applications) in our Consolidated Statements of Income as a reduction of hotel operating expenses. The reduction to hotel operating expenses was $10,313 and $15,903 in the three months ended December 31, 2013 and 2012, respectively, and $19,311 and $46,386 in the year ended December 31, 2013 and 2012, respectively. We had shortfalls at certain of our managed hotel portfolios not funded by the managers of these hotels under the terms of our operating agreements of $14,435 and $14,379 in the three months ended December 31, 2013 and 2012, respectively, and $46,312 and $30,592 in the year ended December 31, 2013 and 2012, respectively, which represents the unguaranteed portions of our minimum returns from Marriott and from Sonesta.

(2) In calculating net income, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimates of these amounts in the calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts recognized during the first three quarters. Percentage rental income included in Normalized FFO was $356 and $857 in the fourth quarter of 2013 and 2012, respectively.

(3) Various percentages of total sales at certain of our hotels are escrowed as reserves for future renovations or refurbishment, or FF&E reserve escrows. We own all the FF&E reserve escrows for our hotels. We report deposits by our third party tenants into the escrow accounts as FF&E reserve income. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels as FF&E reserve income. We reversed $1,339, or $0.01 per share, of FF&E reserve income in the fourth quarter of 2013 in connection with an amendment to our Marriott No. 5 agreement that provided unspent renovation funds previously advanced by us under the agreement would be used to offset a portion of Marriott's 2013 FF&E reserve contribution requirement under the agreement.

(4) Represents costs associated with our hotel acquisition activities.

(5) We recorded a $5,837, or $0.04 per share, loss on asset impairment in the third quarter of 2013 in connection with an eminent domain taking of a travel center. We recorded a $2,171, or $0.02 per share, loss on asset impairment in the second quarter of 2013 in connection with our plan to sell a hotel. We recorded a $7,658. or $0.06 per share, loss on asset impairment in the fourth quarter of 2012 to write off the carrying value of goodwill. We recorded an $889, or $0.01 per share, loss on asset impairment in the first quarter of 2012 in connection with our decision to remove certain hotels from held for sale status.

(6) We recorded a $10,602, or $0.09 per share, gain on sale of real estate in the year ended December 31, 2012 in connection with the sales of three hotels.

(7) We recorded a $6,868, or $0.05 per share, income tax benefit in the year ended December 31, 2013 in connection with the restructuring of certain of our TRSs.

(8) On July 1, 2013, we redeemed all of our outstanding 7.0% Series C Cumulative Redeemable Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount of the redeemed shares as of the date of redemption by $5,627, or $0.04 per share, and we reduced net income available to common shareholders in the third quarter of 2013 by that excess amount. On February 13, 2012, we redeemed all of our outstanding 8.875% Series B Cumulative Redeemable Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount for the redeemed shares as of the date of redemption by $2,944, or $0.02 per share, and we reduced net income available to common shareholders in the first quarter of 2012 by that excess amount. On September 10, 2012, we redeemed 6,000,000 of our Series C Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded the carrying amount for the redeemed shares as of the date of redemption by $5,040, or $0.02 per share, and we reduced net income available to common shareholders in the third quarter of 2012 by that excess amount.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)



	For the Year Ended December 31,	
	2013	2012
Cash flows from operating activities:		
Net income	$ 133,178	$ 151,923
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	299,323	260,831
Amortization of deferred financing costs and debt discounts as interest	6,204	6,179
Straight line rental income	(323)	(252)
Security deposits replenished (applied to payment shortfalls)	1,297	(29,354)
FF&E reserve income and deposits	(28,525)	(21,672)
Loss on asset impairment	8,008	8,547
Equity in earnings of an investee	(334)	(316)
Gain on sale of real estate	-	(10,602)
Deferred income taxes	(7,069)	(1,016)
Other non-cash (income) expense, net	(2,068)	(1,455)
Change in assets and liabilities:		
Increase in due from related persons	(2,038)	(997)
Increase in other assets	(11,030)	(22,359)
Increase in accounts payable and other liabilities	1,842	15,809
Increase (decrease) in due to related persons	(5,878)	6,732
Increase (decrease) in dividends payable	(1,498)	1,910
Cash provided by operating activities	391,089	363,908
Cash flows from investing activities:		
Real estate acquisitions and deposits	(215,854)	(355,500)
Real estate improvements	(300,018)	(275,440)
FF&E reserve escrow fundings	(46,302)	(81,644)
Net proceeds from sale of real estate	-	34,204
Investment in TravelCenters of America common shares	(8,140)	-
Decrease in security deposits	-	(50,540)
Cash used in investing activities	(570,314)	(728,920)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	655,211	-
Proceeds from issuance of preferred shares, net	-	280,107
Proceeds from unsecured term loan	-	400,000
Proceeds from issuance of senior notes, net of discount	299,661	491,975
Redemption of preferred shares	(167,500)	(236,250)
Repurchase of convertible senior notes	-	(70,576)
Repayment of senior notes	-	(387,829)
Borrowings under unsecured revolving credit facility	418,000	698,000
Repayments of unsecured revolving credit facility	(738,000)	(527,000)
Deferred financing costs incurred	(2,550)	(6,625)
Distributions to preferred shareholders	(26,559)	(40,145)
Distributions to common shareholders	(256,587)	(224,899)
Cash provided by financing activities	181,676	376,758
Increase in cash and cash equivalents	2,451	11,746
Cash and cash equivalents at beginning of year	20,049	8,303
Cash and cash equivalents at end of year	$ 22,500	$ 20,049
Supplemental cash flow information:		
Cash paid for interest	$ 139,324	$ 131,249
Cash paid for income taxes	2,063	1,535
Non-cash investing activities:		
Hotel managers' deposits in FF&E reserve	$ 29,723	$ 23,364
Hotel managers' purchases with FF&E reserve	(85,895)	(119,460)
Non-cash financing activities:		
Issuance of common shares	$ 2,131	$ 2,595



DEBT SUMMARY

As of December 31, 2013
(dollars in thousands)

	Interest Rate	Principal Balance	Maturity Date		Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:						
$750,000 unsecured revolving credit facility	-	$ -	09/07/15	(1)	$ -	1.7
$400,000 unsecured term loan	1.610%	400,000	03/13/17	(2)	$ 400,000	3.2
Subtotal / weighted average	1.610%	$ 400,000			$ 400,000	3.2
Unsecured Fixed Rate Debt:						
Senior notes due 2014	7.875%	300,000	08/15/14	(3)	300,000	0.6
Senior notes due 2015	5.125%	280,000	02/15/15		280,000	1.1
Senior notes due 2016	6.300%	275,000	06/15/16		275,000	2.5
Senior notes due 2017	5.625%	300,000	03/15/17		300,000	3.2
Senior notes due 2018	6.700%	350,000	01/15/18		350,000	4.0
Senior notes due 2022	5.000%	500,000	08/15/22		500,000	8.6
Senior notes due 2023	4.500%	300,000	06/15/23		300,000	9.5
Convertible senior notes due 2027	3.800%	8,478	03/15/27	(4)	8,478	13.2
Subtotal / weighted average	5.811%	$ 2,313,478			$ 2,313,478	4.7
Total / weighted average (5)	5.192%	$ 2,713,478			$ 2,713,478	4.5

(1)   We had no amounts outstanding on our $750,000 unsecured revolving credit facility at December 31, 2013. On January 8, 2014, we amended the agreement governing our unsecured revolving credit facility. Under the amendment, the maturity date of the revolving credit facility was extended to July 15, 2018. Also, the interest rate paid on borrowings under the revolving credit facility agreement was reduced from LIBOR plus a premium of 130 basis points to LIBOR plus a premium of 110 basis points, and the facility fee was reduced from 30 basis points to 20 basis points per annum on the total amount of lending commitments. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to July 15, 2019.

(2)   On January 8, 2014, we amended the agreement governing our unsecured term loan. Under the amendment, the maturity date of the unsecured term loan was extended to April 15, 2019. Also, the interest rate paid on borrowings under the unsecured term loan was reduced from LIBOR plus a premium of 145 basis points to LIBOR plus a premium of 120 basis points, subject to adjustment based on changes to our credit ratings. The interest rate listed above is as of December 31, 2013. We may prepay the term loan without penalty at any time.

(3)   On February 15, 2014, we redeemed these notes at par plus accrued interest.

(4)   Our 3.8% convertible senior notes due 2027 are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

(5)   Total debt outstanding as of December 31, 2013, including unamortized discounts was $2,704,005.



DEBT MATURITY SCHEDULE
As of December 31, 2013
(dollars in thousands)

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Total
2014	$ -	$ 300,000 [3]	$ 300,000
2015	- [1]	280,000	280,000
2016	-	275,000	275,000
2017	400,000 [2]	300,000	700,000
2018	-	350,000	350,000
2022	-	500,000	500,000
2023	-	300,000	300,000
2027	-	8,478 [4]	8,478
	$ 400,000	$ 2,313,478	$ 2,713,478
Percent of total debt	14.7%	85.3%	100.0%

(1) We had no amounts outstanding on our $750,000 unsecured revolving credit facility at December 31, 2013. On January 8, 2014, we amended the agreement governing our unsecured revolving credit facility. Under the amendment, the maturity date of the revolving credit facility was extended to July 15, 2018. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to July 15, 2019.

(2) Represents the outstanding balance of our unsecured term loan at December 31, 2013. On January 8, 2014, we amended the agreement governing our unsecured term loan. Under the amendment, the maturity date of the unsecured term loan was extended to April 15, 2019. We may prepay the term loan without penalty at any time.

(3) On February 15, 2014, we redeemed these notes at par plus accrued interest.

(4) Our 3.8% convertible senior notes due 2027 are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS



	As of and For the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Leverage Ratios:					
Total debt / total assets	45.3%	49.1%	46.2%	42.6%	48.3%
Total debt / gross book value of real estate	36.5%	39.5%	38.8%	34.7%	39.5%
Total debt / total market capitalization	38.5%	40.6%	40.3%	35.9%	44.7%
Total debt / total book capitalization	46.7%	50.3%	47.6%	43.8%	49.9%
Secured debt / total assets	0.0%	0.0%	0.0%	0.0%	0.0%
Coverage Ratios:					
Adjusted EBITDA [1] / interest expense	3.9x	3.9x	4.4x	3.9x	3.9x
Adjusted EBITDA [1] / interest expense and preferred distributions	3.4x	3.5x	3.5x	3.2x	3.2x
Total debt / annualized Adjusted EBITDA [1]	4.6x	4.8x	4.6x	4.4x	5.1x
Public Debt Covenants: [2]					
Total debt / adjusted total assets - allowable maximum 60.0%	35.0%	38.0%	36.3%	33.3%	37.9%
Secured debt / adjusted total assets - allowable maximum 40.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Consolidated income available for debt service / debt service - required minimum 1.50x	3.91x	3.80x	4.25x	3.81x	3.94x
Total unencumbered assets to unsecured debt - required minimum 150% / 200%	286.0%	263.3%	275.6%	300.2%	263.7%

(1) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts.

(2) Adjusted total assets and unencumbered assets include original cost of real estate assets calculated in accordance with GAAP before impairment writedowns, if any, and exclude depreciation and amortization, accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, loss on asset impairment, unrealized appreciation on assets held for sale, gains and losses on extinguishment of debt, gains and losses on sales of property and amortization of deferred charges.



FF&E RESERVE ESCROWS [1]

(dollars in thousands)

	As of and For the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
FF&E reserves (beginning of period)	$ 30,333	$ 34,800	$ 37,930	$ 40,744	$ 38,919
Manager deposits	7,639	8,366	7,827	5,891	5,912
HPT fundings [2]:					
Marriott No. 1	745	786	309	511	492
Marriott No. 234	4,950	10,100	14,300	14,600	13,500
Hotel improvements	(12,794)	(23,719)	(25,566)	(23,816)	(18,079)
FF&E reserves (end of period)	$ 30,873	$ 30,333	$ 34,800	$ 37,930	$ 40,744

(1) Most of our hotel operating agreements require the deposit of a percentage of gross hotel revenues into escrows to fund FF&E reserves. For hotels under renovation or recently renovated, this requirement may be deferred for a period. For the period July 1, 2011 through December 31, 2013, InterContinental was not required to make FF&E reserve contributions under the terms of the InterContinental agreement. For the period August 1, 2012 through December 31, 2013, Wyndham was not required to make FF&E reserve contributions under the terms of the Wyndham agreement. Also, our Sonesta and Morgans agreements do not require FF&E reserve deposits. We own all the FF&E reserve escrows for our hotels.

(2) Represents FF&E reserve deposits not funded by hotel operations, but separately funded by us. The operating agreements for our hotels generally provide that, if necessary, we will provide FF&E funding in excess of escrowed reserves. To the extent we make such fundings, our contractual annual minimum returns or rents generally increase by a percentage of the amounts we fund.



ACQUISITION AND DISPOSITION INFORMATION SINCE JANUARY 1, 2013

(dollars in thousands)

As of December 31, 2013

ACQUISITIONS:

Date Acquired	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Purchase Price [1]	Average Purchase Price per Room / Suite
5/17/13	1	Sonesta	Duluth, GA	426	Sonesta	$ 29,700	$ 70
6/28/13	1 [2]	Royal Sonesta	New Orleans, LA	483	Sonesta	$ 120,500	$ 249
8/1/13	1	Wyndham	Florham Park, NJ	219	Wyndham	$ 52,750	$ 241
Total / Weighted Average	3			1,128		$ 202,950	$ 180

(1) Represents cash purchase price and excludes assumed liabilities and closing costs.

(2) On June 28, 2013, we acquired the fee interest in the Royal Sonesta Hotel New Orleans in New Orleans, LA, or the New Orleans Hotel, from the third party owner from which we previously leased this hotel.

DISPOSITIONS:

There were no dispositions during the year ended December 31, 2013. One travel center we leased to TA under our TA No. 1 lease located in Roanoke, VA was taken in August 2013 by eminent domain proceedings by the VDOT and we are currently leasing that travel center from the VDOT and subleasing it to TA. See page 28 for additional information relating to this travel center.

OPERATING AGREEMENTS AND PORTFOLIO INFORMATION



I-75, Exit 127, Cartersville, GA.
Operator: TravelCenters of America.





PORTFOLIO BY OPERATING AGREEMENT AND MANAGER

as of December 31, 2013

(dollars in thousands)

By Operating Agreement [1]:	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment [2]	Percent of Total Investment	Investment Per Room / Suite	Annual Minimum Return / Rent [3]	Percent of Total Annual Minimum Return / Rent
Marriott (no. 1)	53	11%	7,610	17%	$ 680,291	9%	$ 89	$ 67,535	10%
Marriott (no. 234)	68	15%	9,120	21%	995,439	13%	109	105,793	16%
Marriott (no. 5)	1	0%	356	1%	90,078	1%	253	9,902	1%
Subtotal / Average Marriott	122	26%	17,086	39%	1,765,808	23%	103	183,230	27%
InterContinental	91	19%	13,515	31%	1,417,146	18%	105	139,498	21%
Sonesta	22	5%	4,610	10%	774,087	10%	168	58,647	9%
Wyndham	22	5%	3,579	8%	348,944	4%	97	25,531	4%
Hyatt	22	5%	2,724	6%	301,942	4%	111	22,037	3%
Carlson	11	2%	2,090	5%	209,895	3%	100	12,920	2%
Morgans	1	0%	372	1%	120,000	2%	323	5,956	1%
Subtotal / Average Hotels	291	62%	43,976	100%	4,937,822	64%	112	447,819	67%
TA (no. 1) [4]	145	31%	N/A	N/A	1,997,738	26%	N/A	160,922	24%
TA (no. 2)	40	8%	N/A	N/A	776,302	10%	N/A	60,777	9%
Subtotal / Average TA	185	38%	N/A	N/A	2,774,040	36%	N/A	221,699	33%
Total / Average	476	100%	43,976	100%	$ 7,711,862	100%	$ 112	$ 669,518	100%

(1)   See pages 26 through 28 for additional information regarding each of our operating agreements.

(2)   Represents historical cost of our properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.

(3)   Each of our management agreements or leases provides for payment to us of an annual minimum return or minimum rent, respectively. Certain of these minimum payment amounts are secured by full or limited guarantees or security deposits as more fully described on pages 26 through 28. In addition, certain of our hotel management agreements provide for payment to us of additional amounts to the extent of available cash flow as defined in the management agreement. Payment of these additional amounts are not guaranteed or secured by deposits.

(4)   Includes a travel center previously owned by us and leased to TA that was taken by eminent domain proceedings in August 2013. We are currently leasing this travel center from the VDOT and subleasing it to TA through August 31, 2014. See page 28 for additional information regarding this travel center.



PORTFOLIO BY BRAND

as of December 31, 2013

(dollars in thousands)

Brand	Manager	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment [1]	Percent of Total Investment	Investment Per Room / Suite
Courtyard by Marriott®	Marriott	71	15%	10,265	23%	$ 964,050	13%	$ 94
Candlewood Suites®	InterContinental	61	13%	7,552	17%	584,918	8%	77
Residence Inn by Marriott®	Marriott	35	8%	4,488	10%	536,302	7%	119
Royal Sonesta®	Sonesta	4	1%	1,563	4%	415,515	5%	266
Staybridge Suites®	InterContinental	19	4%	2,364	5%	327,502	4%	139
Hyatt Place™	Hyatt	22	5%	2,724	6%	301,942	4%	111
Crowne Plaza®	InterContinental	6	1%	2,346	5%	268,210	3%	114
Wyndham Hotels and Resorts®	Wyndham	6	1%	1,823	4%	253,461	3%	139
Sonesta ES Suites®	Sonesta	15	4%	1,836	4%	226,710	3%	123
InterContinental®	InterContinental	3	1%	799	2%	211,131	3%	264
Sonesta®	Sonesta	3	1%	1,211	3%	131,862	2%	109
Marriott Hotels®	Marriott	2	0%	748	2%	131,053	2%	175
Clift Hotel®	Morgans	1	0%	372	1%	120,000	2%	323
Radisson Hotels & Resorts®	Carlson	5	1%	1,128	3%	119,630	2%	106
TownePlace Suites by Marriott®	Marriott	12	3%	1,321	3%	109,987	1%	83
Hawthorn Suites®	Wyndham	16	3%	1,756	4%	95,483	1%	54
Country Inns & Suites by Carlson℠	Carlson	5	1%	753	2%	78,528	1%	104
Holiday Inn®	InterContinental	2	0%	454	1%	25,385	0%	56
SpringHill Suites by Marriott®	Marriott	2	0%	264	1%	24,416	0%	92
Park Plaza® Hotels & Resorts	Carlson	1	0%	209	0%	11,737	0%	56
TravelCenters of America® [2]	TA	145	30%	N/A	N/A	1,997,738	26%	N/A
Petro Stopping Centers®	TA	40	8%	N/A	N/A	776,302	10%	N/A
Total / Average		476	100%	43,976	100%	$7,711,862	100%	$ 112

(1) Represents historical cost of properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.

(2) Includes a travel center previously owned by us and leased to TA that was taken by eminent domain proceedings in August 2013. We are currently leasing this travel center from the VDOT and subleasing it to TA through August 31, 2014. See page 28 for additional information regarding this travel center.



Marriott No. 1- Our lease with a subsidiary of Host Hotels & Resorts, Inc., or Host, for 53 Courtyard by Marriott® branded hotels in 24 states expired on December 31, 2012, and we paid the $50,540 security deposit we held to Host. As of January 1, 2013, we leased these 53 hotels to one of our TRSs and continued the existing combination management agreement with a subsidiary of Marriott, which expires in 2024; Marriott has two renewal options for 12 years each for all, but not less than all, of the hotels.

Because we no longer hold a security deposit for this agreement, payment by Marriott of the minimum return due to us under this management agreement is limited to available hotel cash flow after payment of operating expenses. In addition to our minimum return, this agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return and payment of certain management fees.

Marriott No. 234- We lease 68 of our Marriott branded hotels (1 full service Marriott®, 35 Residence Inn by Marriott®, 18 Courtyard by Marriott®, 12 TownePlace Suites by Marriott® and two SpringHill Suites by Marriott® hotels) in 24 states to one of our TRSs. The hotels are managed by subsidiaries of Marriott under a combination management agreement which expires in 2025; Marriott has two renewal options for 10 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $64,700 under this agreement. As of December 31, 2013, we have fully exhausted this security deposit covering shortfalls in the payments of our minimum return. This security deposit may be replenished from future cash flows from these hotels in excess of our minimum return and certain management fees. Marriott has also provided us with a $40,000 limited guaranty for payment shortfalls up to 90% of our minimum return, which expires in 2019. As of December 31, 2013, the available Marriott guaranty was $30,672.

In addition to our minimum return, this agreement provides for payment to us of 62.5% of excess cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return, payment of certain management fees and replenishment of the security deposit. This additional return amount is not guaranteed or secured by the security deposit.

Marriott No. 5- We lease one Marriott® branded hotel in Kauai, HI to a subsidiary of Marriott under a lease that expires in 2019; Marriott has four renewal options for 15 years each. This lease is guaranteed by Marriott and provides for increases in the annual minimum rent payable to us based on changes in the consumer price index.

InterContinental- We lease 90 InterContinental branded hotels (19 Staybridge Suites®, 61 Candlewood Suites®, two InterContinental®, six Crowne Plaza® and two Holiday Inn® hotels) in 30 states in the U.S. and Ontario, Canada to one of our TRSs. These 90 hotels are managed by subsidiaries of InterContinental under a combination management agreement. We lease one additional InterContinental® branded hotel in Puerto Rico to a subsidiary of InterContinental. The annual minimum return amount presented in the table on page 24 includes $7,601 of minimum rent related to the leased Puerto Rico property. The management agreement and the lease expire in 2036; InterContinental has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $73,872 under this agreement. As of December 31, 2013, we have applied $46,109 of the security deposit to cover shortfalls in the payments of our minimum return and rent. As of December 31, 2013, the balance of this security deposit was $27,763. This security deposit may be replenished and increased up to $100,000 from future cash flows from these hotels in excess of our minimum return and rent and certain management fees.

Under this agreement, InterContinental is required to maintain a minimum security deposit of $30,000 in 2014 and $37,000 thereafter. We were advised by InterContinental that it expects interim period shortfalls during 2014 and 2015 in the required minimum security deposit balance under the agreement. As a result, on January 6, 2014, we entered into a letter agreement with InterContinental under which the minimum security deposit balance required to be maintained during 2014 and 2015 will be reduced by two dollars for every dollar of additional security deposit InterContinental provides to us. Beginning January 1, 2016, any resulting reductions to the minimum security deposit amount will cease to be in effect and the minimum deposit balance required under the InterContinental agreement will revert to $37,000. Since January 1, 2014, InterContinental has provided $4,283 of additional security deposit, which reduced the minimum security deposit amount to $21,434.

In addition to our minimum return, this management agreement provides for an annual additional return payment to us of $12,067 to the extent of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, if any, payment of our minimum return, payment of certain management fees and replenishment and expansion of the security deposit. In addition, the agreement provides for payment to us of 50% of the available cash flow after payment to us of the annual additional return amount. These additional return amounts are not guaranteed or secured by the security deposit.



OPERATING AGREEMENT INFORMATION

as of December 31, 2013

(dollars in thousands)

Sonesta- On June 28, 2013, we acquired the fee interest in the New Orleans Hotel from the third party owner from which we previously leased this hotel. Sonesta previously managed the hotel under an agreement we had referred to as Sonesta No. 2. In connection with the acquisition of the fee interest in the hotel, the lease with the third party terminated and we and Sonesta entered into an amended and restated management agreement and added the hotel to our then existing portfolio of 21 hotels previously referred to as our Sonesta No. 1 agreement. We refer to this management agreement relating to our 22 Sonesta branded hotels as our Sonesta agreement.

We lease 22 of our Sonesta branded hotels (four Royal Sonesta®, three Sonesta® and 15 Sonesta ES Suites® hotels) in 13 states to one of our TRSs. The hotels are managed by Sonesta under a combination management agreement which expires in 2037; Sonesta has two renewal options for 15 years each for all, but not less than all, of the hotels.

We have no security deposit or guaranty from Sonesta. Accordingly, payment by Sonesta of the minimum return due to us under this management agreement is limited to available hotel cash flow after the payment of operating expenses, including certain management fees, and we are financially responsible for operating cash flow deficits, if any.

In addition to our minimum return, this management agreement provides for payment to us of 80% of available cash flow after payment of hotel operating expenses, management fees to Sonesta, our minimum return and reimbursement of operating loss or working capital advances, if any.

Wyndham- We lease our 22 Wyndham branded hotels (six Wyndham Hotels and Resorts® and 16 Hawthorn Suites® hotels) in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Wyndham under a combination management agreement which expires in 2038; Wyndham has two renewal options for 15 years each for all, but not less than all, of the hotels. We also lease 48 vacation units in one of the hotels to Wyndham Vacation Resorts, Inc. under a lease that expires in 2037; Wyndham Vacation Resorts, Inc. has two renewal options for 15 years each for all, but not less than all, of the vacation units. The lease is guaranteed by Wyndham and provides for rent increases of 3% per annum. The annual minimum return amount presented in the table on page 24 includes $1,288 of minimum rent related to the Wyndham vacation lease.

We had a guaranty of $35,656 under this agreement for payment shortfalls of minimum return, subject to an annual payment limit of $17,828. As of December 31, 2013, the available Wyndham guaranty was $14,163. This guaranty expires in 2020.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, payment of our minimum return, funding of the FF&E reserve, if any, payment of certain management fees and reimbursement of any Wyndham guaranty advances. This additional return amount is not guaranteed. Amounts reimbursed to Wyndham for guaranty advances replenish the amount of Wyndham guaranty available to us.

Hyatt- We lease our 22 Hyatt Place® branded hotels in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Hyatt Hotels Corporation, or Hyatt, under a combination management agreement that expires in 2030; Hyatt has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a guaranty of $50,000 under this agreement for payment shortfalls of our minimum return. As of December 31, 2013, the available Hyatt guaranty was $13,974. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Hyatt of working capital and guaranty advances, if any. This additional return is not guaranteed.



as of December 31, 2013

(dollars in thousands)

Carlson- We lease our 11 Carlson Hotels Worldwide, or Carlson, branded hotels (five Radisson® Hotels & Resorts, one Park Plaza® Hotels & Resorts and five Country Inns & Suites® hotels) in seven states to one of our TRSs. The hotels are managed by a subsidiary of Carlson under a combination management agreement that expires in 2030; Carlson has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a limited guaranty of $40,000 under this agreement for payment shortfalls of our minimum return. As of December 31, 2013, the available Carlson guaranty was $20,446. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Carlson of working capital and guaranty advances, if any. This additional return is not guaranteed.

Morgans- We lease the Clift Hotel, a full service hotel in San Francisco, CA, to a subsidiary of Morgans under a lease agreement that expires in 2103. The lease provides for annual initial rent to us of $5,956. On October 14, 2014, the rent due to us will be increased based on changes in the consumer price index with a minimum increase of 20% of the current rent amount and a maximum increase of 40% as described in the lease. On each fifth anniversary thereafter during the lease term, the rent due to us will be increased further based on changes in the consumer price index with minimum increases of 10% and maximum increases of 20%. Although the contractual lease terms would qualify this lease as a direct financing lease under GAAP, we account for this lease as an operating lease due to uncertainty regarding the collection of future rent increases and we recognize rental income from this lease on a cash basis, in accordance with GAAP.

TA No. 1- One of the travel centers we leased to TA under our TA No. 1 lease, located in Roanoke, VA, was taken in August 2013 by eminent domain proceedings brought by the VDOT, in connection with certain highway construction. The TA No. 1 lease provides that it terminates with respect to a property upon a taking of the property as the result of any eminent domain proceeding. Under the terms of the TA No. 1 lease, the annual rent payable to us is reduced by either (i) 8.5% of the amount of the proceeds we receive from that taking or, at our option, (ii) the annual fair market value rent of the property. There are ongoing negotiations among the VDOT, TA, and us regarding the amount of compensation to be paid for the taking. In December 2013, we entered into a lease for this travel center with the VDOT and TA will continue to operate this travel center pursuant to a sublease with us until August 2014. The VDOT's estimate of fair market value for the taking is $6,280. We and TA have engaged an appraiser to review the VDOT's estimate. Given the preliminary stages of these negotiations, there can be no assurance concerning what additional compensation, if any, would be payable to us or TA as a result of the taking or what the final rent reduction will be. The annual minimum rent amount presented for our TA No. 1 lease does not reflect any reduction related to this matter. In January 2014, we received $6,178 of proceeds from the VDOT in connection with the taking and the annual rent payable to us under our TA No. 1 lease was reduced by $525.

We lease our 145 TravelCenters of America® branded travel centers in 39 states, including the Roanoke, VA travel center described above, to a subsidiary of TA under a lease that expires in 2022; TA has no renewal option. In addition to the payment of our minimum rent, this lease agreement provides for payment to us of percentage rent based on increases in total revenues over base year levels (3% of non-fuel revenues and 0.3% of fuel revenues above 2011 revenues subject to certain limits). The annual minimum rent amount presented in the table on page 24 for our TA No. 1 lease includes approximately $5,165 of ground rent paid by TA for properties we lease and sublease to TA. This lease is guaranteed by TA.

TA No. 2- We lease our 40 Petro Stopping Centers® branded travel centers in 25 states to a subsidiary of TA under a lease that expires in 2024; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, this lease agreement provides for payment to us of percentage rent based on increases in total revenues over base year levels (3% of non-fuel revenues and 0.3% of fuel revenues above 2012 revenues subject to certain limits). We have agreed to waive payment of the first $2,500 of percentage rent that may become due under the TA No. 2 lease. We have waived $383 of percentage rent as of December 31, 2013. This lease is guaranteed by TA.



OPERATING STATISTICS BY HOTEL OPERATING AGREEMENT AND MANAGER

	No. of Hotels	No. of Rooms / Suites	For the Three Months Ended December 31,			For the Year Ended December 31,		
			2013	2012	Change	2013	2012	Change
ADR								
Marriott (no. 1)	53	7,610	$ 113.21	$ 111.37	1.7%	$ 116.41	$ 112.77	3.2%
Marriott (no. 234)	68	9,120	112.64	106.72	5.5%	112.52	106.86	5.3%
Marriott (no. 5)	1	356	211.69	210.66	0.5%	218.35	214.81	1.6%
Subtotal / Average Marriott	122	17,086	115.18	111.14	3.6%	116.77	112.13	4.1%
InterContinental	91	13,515	94.65	92.74	2.1%	94.96	91.27	4.0%
Sonesta [1]	22	4,610	128.28	127.15	0.9%	127.24	129.03	-1.4%
Wyndham [1]	22	3,579	80.41	81.63	-1.5%	79.42	80.74	-1.6%
Hyatt	22	2,724	91.98	91.15	0.9%	94.18	92.73	1.6%
Carlson	11	2,090	87.73	85.58	2.5%	92.33	89.96	2.6%
Morgans	1	372	245.34	240.85	1.9%	244.88	239.82	2.1%
All Hotels Total / Average	291	43,976	$ 105.34	$ 103.28	2.0%	$ 106.56	$ 103.84	2.6%
OCCUPANCY								
Marriott (no. 1)	53	7,610	63.3%	62.9%	0.4 pts	67.5%	67.1%	0.4 pts
Marriott (no. 234)	68	9,120	67.3%	66.2%	1.1 pts	71.2%	68.7%	2.5 pts
Marriott (no. 5)	1	356	72.9%	72.5%	0.4 pts	81.6%	81.5%	0.1 pts
Subtotal / Average Marriott	122	17,086	65.7%	64.9%	0.8 pts	69.7%	68.3%	1.4 pts
InterContinental	91	13,515	77.7%	67.8%	9.9 pts	78.3%	69.5%	8.8 pts
Sonesta [1]	22	4,610	58.6%	59.5%	-0.9 pts	66.1%	68.0%	-1.9 pts
Wyndham [1]	22	3,579	57.7%	59.7%	-2.0 pts	61.6%	65.5%	-3.9 pts
Hyatt	22	2,724	74.5%	73.4%	1.1 pts	76.2%	75.1%	1.1 pts
Carlson	11	2,090	67.0%	64.4%	2.6 pts	69.7%	67.3%	2.4 pts
Morgans	1	372	83.2%	75.9%	7.3 pts	86.7%	77.7%	9.0 pts
All Hotels Total / Average	291	43,976	68.7%	65.4%	3.3 pts	71.9%	68.9%	3.0 pts
RevPAR								
Marriott (no. 1)	53	7,610	$ 71.66	$ 70.05	2.3%	$ 78.58	$ 75.67	3.8%
Marriott (no. 234)	68	9,120	75.81	70.65	7.3%	80.11	73.41	9.1%
Marriott (no. 5)	1	356	154.32	152.73	1.0%	178.17	175.07	1.8%
Subtotal / Average Marriott	122	17,086	75.67	72.13	4.9%	81.39	76.58	6.3%
InterContinental	91	13,515	73.54	62.88	17.0%	74.35	63.43	17.2%
Sonesta [1]	22	4,610	75.17	75.65	-0.6%	84.11	87.74	-4.1%
Wyndham [1]	22	3,579	46.40	48.73	-4.8%	48.92	52.88	-7.5%
Hyatt	22	2,724	68.53	66.90	2.4%	71.77	69.64	3.1%
Carlson	11	2,090	58.78	55.11	6.7%	64.35	60.54	6.3%
Morgans	1	372	204.12	182.81	11.7%	212.31	186.34	13.9%
All Hotels Total / Average	291	43,976	$ 72.37	$ 67.55	7.1%	$ 76.62	$ 71.55	7.1%

(1) Operating data includes data for periods prior to our ownership of certain hotels.

ADR is average daily rate; "RevPAR" is revenue per day per available room. All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.



COVERAGE BY OPERATING AGREEMENT AND MANAGER [1]

Operating Agreement	For the Twelve Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Marriott (no. 1)	1.06x	1.04x	1.02x	1.00x	0.99x
Marriott (no. 234)	0.91x	0.91x	0.91x	0.93x	0.88x
Marriott (no. 5)	0.38x	0.42x	0.40x	0.39x	0.40x
Subtotal Marriott	0.94x	0.93x	0.92x	0.93x	0.89x
InterContinental	1.01x	0.95x	0.90x	0.85x	0.82x
Sonesta	0.36x	0.29x	0.25x	0.38x	0.52x
Wyndham	0.41x	0.45x	0.36x	0.47x	0.60x
Hyatt	0.86x	0.87x	0.86x	0.85x	0.82x
Carlson	0.84x	0.81x	0.79x	0.75x	0.76x
Morgans	0.95x	0.91x	0.80x	0.70x	0.77x
Subtotal Hotels	0.85x	0.83x	0.80x	0.80x	0.80x
TA (no. 1) [2]	[2]	1.59x	1.61x	1.68x	1.69x
TA (no. 2)	[2]	1.55x	1.59x	1.67x	1.69x
Subtotal TA	[2]	1.58x	1.60x	1.68x	1.69x
Total		1.08x	1.07x	1.10x	1.10x

Operating Agreement	For the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Marriott (no. 1)	0.85x	1.23x	1.31x	0.84x	0.79x
Marriott (no. 234)	0.81x	0.98x	1.03x	0.82x	0.79x
Marriott (no. 5)	0.08x	0.63x	0.47x	0.33x	0.24x
Subtotal Marriott	0.79x	1.06x	1.10x	0.80x	0.76x
InterContinental	0.95x	1.07x	1.14x	0.88x	0.73x
Sonesta	0.34x	0.28x	0.69x	0.13x	0.06x
Wyndham	0.34x	0.39x	0.92x	-0.01x	0.48x
Hyatt	0.76x	0.83x	1.04x	0.80x	0.82x
Carlson	0.63x	1.05x	0.99x	0.68x	0.51x
Morgans	0.72x	1.58x	0.95x	0.55x	0.55x
Subtotal Hotels	0.75x	0.92x	1.04x	0.70x	0.64x
TA (no. 1)	[2]	1.79x	1.79x	1.30x	1.48x
TA (no. 2)	[2]	1.69x	1.73x	1.34x	1.45x
Subtotal TA	[2]	1.76x	1.77x	1.31x	1.47x
Total		1.20x	1.29x	0.90x	0.92x

(1) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta, Wyndham and Morgans agreements include data for periods prior to our ownership for certain hotels. Coverage amounts for our Sonesta and Wyndham agreements include data for periods certain rebranded hotels were not operated by the current manager. Coverage amounts for our Marriott No. 234 and InterContinental agreements exclude data for hotels removed from the agreements during 2013.

(2) Data for the periods ended December 31, 2013 is currently not available from our tenant, TA.

All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.

EXHIBITS









Courtyard by Marriott, Woburn, MA.
Operator: Marriott International.
Guest Rooms: 120.



CALCULATION OF EBITDA AND ADJUSTED EBITDA

(in thousands)

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2013	2012	2013	2012
Net income	$ 32,752	$ 26,631	$ 133,178	$ 151,923
Add: Interest expense	37,766	34,451	145,954	136,111
Income tax (benefit) expense	(535)	(2,296)	(5,094)	1,612
Depreciation and amortization	77,397	68,625	299,323	260,831
EBITDA	147,380	127,411	573,361	550,477
Add: Acquisition related costs [1]	93	2,525	3,273	4,173
Loss on asset impairment [2]	-	7,658	8,008	8,547
Less: Deferred percentage rent previously recognized in Adjusted EBITDA [3]	(1,746)	(3,481)	-	-
Gain on sale of real estate [4]	-	-	-	(10,602)
Adjusted EBITDA	$ 145,727	$ 134,113	$ 584,642	$ 552,595

(1) Represents costs associated with our hotel acquisition activities.

(2) We recorded a $5,837, or $0.04 per share, loss on asset impairment in the third quarter of 2013 in connection with an eminent domain taking of a travel center. We recorded a $2,171, or $0.02 per share, loss on asset impairment in the second quarter of 2013 in connection with our plan to sell a hotel. We recorded a $7,658, or $0.06 per share, loss on asset impairment in the fourth quarter of 2012 to write off the carrying value of goodwill. We recorded an $889, or $0.01 per share, loss on asset impairment in the first quarter of 2012 in connection with our decision to remove certain hotels from held for sale status.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimates of these amounts in the calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts recognized during the first three quarters. Percentage rental income included in Adjusted EBITDA was $356 and $857 in the fourth quarter of 2013 and 2012, respectively.

(4) We recorded a $10,602, or $0.09 per share, gain on sale of real estate in the third quarter of 2012 in connection with the sales of three hotels.

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income available for common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

EXHIBIT A

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(dollar amounts in thousands, except per share data)



EXHIBIT B

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2013	2012	2013	2012
Net income available for common shareholders	$ 27,586	$ 18,534	$ 100,992	$ 103,794
Add: Depreciation and amortization	77,397	68,625	299,323	260,831
Loss on real estate impairment [1]	-	-	8,008	889
Less: Gain on sale of real estate [2]	-	-	-	(10,602)
FFO	104,983	87,159	408,323	354,912
Add: Acquisition related costs [3]	93	2,525	3,273	4,173
Loss on goodwill impairment [1]	-	7,658	-	7,658
Excess of liquidation preference over carrying value of preferred shares redeemed [4]	-	-	5,627	7,984
Less: Deferred income tax benefit [5]	-	-	(6,868)	-
Deferred percentage rent previously recognized in Normalized FFO [6]	(1,746)	(3,481)	-	-
Normalized FFO available for common shareholders	$ 103,330	$ 93,861	$ 410,355	$ 374,727
Weighted average shares outstanding	145,038	123,637	137,553	123,574
Net income available for common shareholders per share	$ 0.19	$ 0.15	$ 0.73	$ 0.84
FFO available for common shareholders per share	$ 0.72	$ 0.70	$ 2.97	$ 2.87
Normalized FFO available for common shareholders per share	$ 0.71	$ 0.76	$ 2.98	$ 3.03

(1) We recorded a $5,837, or $0.04 per share, loss on asset impairment in the third quarter of 2013 in connection with an eminent domain taking of a travel center. We recorded a $2,171, or $0.02 per share, loss on asset impairment in the second quarter of 2013 in connection with our plan to sell a hotel. We recorded a $7,658, or $0.06 per share, loss on asset impairment in the fourth quarter of 2012 to write off the carrying value of goodwill. We recorded an $889, or $0.01 per share, loss on asset impairment in the first quarter of 2012 in connection with our decision to remove certain hotels from held for sale status.

(2) We recorded a $10,602, or $0.09 per share, gain on sale of real estate in the third quarter of 2012 in connection with the sales of three hotels.

(3) Represents costs associated with our hotel acquisition activities.

(4) On July 1, 2013, we redeemed all of our outstanding 7.0% Series C Cumulative Redeemable Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount of the redeemed shares as of the date of redemption by $5,627, or $0.04 per share, and we reduced net income available to common shareholders in the third quarter of 2013 by that excess amount. On February 13, 2012, we redeemed all of our outstanding 8.875% Series B Cumulative Redeemable Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount for the redeemed shares as of the date of redemption by $2,944, or $0.02 per share, and we reduced net income available to common shareholders in the first quarter of 2012 by that excess amount. On September 10, 2012, we redeemed 6,000,000 of our Series C Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded the carrying amount for the redeemed shares as of the date of redemption by $5,040, or $0.02 per share, and we reduced net income available to common shareholders in the third quarter of 2012 by that excess amount.

(5) We recorded a $6,868, or $.05 per share, income tax benefit in the twelve months ended December 31, 2013 in connection with the restructuring of certain of our TRSs.

(6) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these estimated amounts in the calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts recognized during the first three quarters. Percentage rental income included in Normalized FFO was $356 and $857 in the fourth quarter of 2013 and 2012, respectively.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties, loss on impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to these calculations. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP and exclude the excess of liquidation preference over carrying value of preferred shares redeemed, acquisition related costs, loss on impairment of intangible assets and the deferred income tax benefit described above. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreements and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income, net income available for common shareholders or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.